Mail Stop 6010   September 25, 2006

Ms. Shelley Clark
President and Chief Executive Officer
Omega United, Inc.
733 W. Montgomery
Spokane, WA 99205

Re: Omega United, Inc.
         Registration Statement on Form 10-SB12G, filed July 14, 2006
         File No. 0-52137

Dear Ms. Clark:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please refer to Item 310(g) of Regulation S-B and file an amended registration statement on Form 10-SB to include your most recent interim financial statements for the three and six months ended June 30, 2006. In accordance with Items 310(g) and 310(b) of Regulation S-B, please also include interim financial statements for the comparable three and six month periods ended June 30, 2005.

2. We note your response to our prior comment 2 and reissue that comment. Please revise your disclosure to explain why you wish to provide current information to the public and your stockholders at this time. For example, do you anticipate an offering of your securities in the near future? Is your intent to ensure that your common stock is eligible

for resale under Rule 144? Do you intend to apply for a listing of your securities on an exchange? Please revise your disclosure and expand your explanation.

Part I

Item 1. Description of Business, pages 3-5

3. We note your response to our prior comment 5 and your statement that you will not have the right to act as agent for entertainers under the vendor agreement and that you will add value by giving the vendor a place to post user-created web pages. Please expand your disclosure to clarify that you will not provide any content for the vendor's web page and that all content will be provided by the vendor.

4. We note your response to our prior comment 6 and reissue that comment in part. Please revise your disclosure to indicate that "Submit-It" is a software program.

Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 12

5. We reissue comment 15 as requested. Please note that resale under Rule 144 and Rule 144(k) is only permitted once you have available "adequate current public information" under Rule 144(c). The Rule 144(c) requirement is met if you have either:

- registered under section 12 of the Securities Exchange Act of 1934 and been subject to '34 Act reporting requirements for 90 days, or

- made available other comparable public information as required by Rule 144(c)(2).

You cannot meet the first requirement until 90 days after this registration statement is effective and you appear not to have met the second requirement. As a result, your securities cannot be sold in reliance on Rule 144 at the "present time." Please revise your disclosure accordingly.

Item 4. Recent Sales of Unregistered Securities, pages 12-13

6. We note your response to our prior comment 19 and reissue that comment in part. With respect to your arrangement with Mr. Bleazard, please revise your disclosure to explain the meaning of a "Series 63" agent. In addition, we note your statement that no commissions or underwriting discounts were provided to Mr. Bleazard for his services. Please revise your disclosure to explain how you compensated Mr. Bleazard for his underwriting services.

7. We note your response to our prior comment 20 and reissue that comment in part. On pages 6 and 14 you still state that there were 22 investors. Please revise.

Notes to Consolidated Financial Statements

Note 1- Organization and Significant Accounting Policies, page F-6

8. We acknowledge your response to comment 21. Please revise your disclosure to clearly distinguish when you consider revenue to be "earned" and refer to the applicable authoritative literature under U.S. GAAP, such as SAB No. 104, Topic 13A.1, that supports your policy. Please also revise your disclosure to clarify whether you receive up-front deposits or fees from the third parties who solicit your services as a booking agent and how you treat such deposits/fees; that is, tell us and disclose whether you would defer amounts received up-front and recognize those amounts as revenue when the entertainer completes his/her performance and clarify how the cancellation of performances impacts your accounting treatment.

Note 3- Stockholders' Equity, page F-11

9. We acknowledge your response to comment 24. In your response to comment 23, you indicate that you utilize the fair value of the services rendered in accounting for your non-employee share-based payment transactions, presumably due to the fact that there is no public market for your common shares. Please provide us with additional information to further clarify why you utilized a value of $0.01/share for your February 4, 2004 transaction and tell us how your accounting treatment for this transaction is appropriate under paragraph 8 of SFAS No. 123. You should apply your accounting policy consistently for all share-based payment transactions with non-employees.

Financial Statements for the Quarter Ended March 31, 2006

Notes to Financial Statements

Note 1 – Organization and Significant Accounting Policies

Stock-Based Compensation, page F-8

10. We acknowledge your response to comment 26. Please revise your disclosure and tell us whether you adopted SFAS No. 123(R) on January 1, 2006, as your statement that you "will adopt" this pronouncement is not consistent with the required effective date. Refer to paragraph 69 of SFAS No. 123(R). Additionally, please revise your disclosure to clarify for which periods you are required to apply the modified prospective method versus the modified retrospective method in implementing SFAS No. 123(R); stating that you are "required" to utilize the modified prospective method is inconsistent with the pronouncement. Please refer to paragraph 71 of SFAS No. 123(R). Please also refer to

the disclosure requirements in paragraph 84 of SFAS No. 123(R), as applicable.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Amy Bruckner at (202) 551-3657 or Joseph Roesler at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director